Mail Stop 3-09

										November 18, 2004


John G. Pasqualetto
Chairman, President, and Chief Executive Officer
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, WA 98121

Re:	SeaBright Insurance Holdings, Inc.
	Registration Statement on Form S-1, Amendment 1
	File Number 333-119111

Dear Mr. Pasqualetto:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Risk Factors

Intense competition could adversely affect our ability to sell ..., page 14

1. We note your response to comment 25 and reissue the comment. Please identify your principal competitors` share of the market. Although, you may be operating in a niche market, you have already disclosed certain of your key competitors such as AIG and the State Compensation Insurance Fund of California. Additionally, you have quantified and estimated your target market to be approximately $8 billion and you have provided comprehensive external and internal statistical data in arriving at this figure. Therefore, we think it is reasonable to provide management`s estimate in determining the relative shares of your target market by your named key competitors.

Recent investigations into insurance brokerage practices ..., page 18

2. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier.

The Acquisition, page 25

3. Please disclose the results of the independent actuary`s findings under "Arrangements to Minimize Exposure" with regard to determining the appropriate amount of loss reserves. We note that you retained this individual in September 2004, should results not yet be complete, please provide this information in a future amendment if available prior to effectiveness.

Dilution, page 31

4. Please revise your disclosures to clarify that the net tangible book value amounts are on a pro forma basis since the Company currently has no shares of common stock outstanding.






Unaudited Pro Forma Financial Information

Pro Forma Consolidated Statements of Operations, page 33

5. Please refer to prior comment 41. It is unclear why adjustments to gross premiums written during the first nine months of 2003, i.e. pro forma adjustments "i" and "k", were necessary. Please provide a more complete explanation of the basis for each pro forma adjustment.

6. As previously requested in comment 46, please remove all historical and pro forma disclosure of premiums written since this information is not contemplated in the preparation requirements of
Article 11 of Regulation S-X. If you believe historical and pro forma adjustments to premiums written explain the objective for certain pro forma premium adjustments please include these amounts in your footnote disclosures

7. We note that you do not disclose the calculation methods, assumptions and historical information utilized in determining the pro forma adjustments. For example, it is unclear whether you computed adjustments, "c" and "e", based on actual renewal dates and actual renewal premium or whether you used assumptions for 2003 renewal activity. Please confirm the calculation methods, assumptions and historical information utilized in determining the pro forma adjustments and expand disclosure in the notes to more fully describe how you computed them.

8. We do not understand the relationship between certain amounts in the pro forma statement of operations. For example, based on your descriptions, the amount for adjustments "c" appears to be too low and the amount for adjustment "k" appears to be too high. Please explain the basis for your conclusion that amounts for the pro forma revenue and expense adjustments are factually supportable and accurately portray to investors the continuing impact of the Acquisition.

9. Refer to your responses to comments 44 and 45. Please expand your disclosures to clarify your presentation of the Company`s reinsurance arrangements in the pro forma statement of operations. We note that effective on October 1, 2003, the Company replaced all Predecessor external and internal reinsurance arrangements with new treaties as described in Note 7. However, it appears that you are assuming the continuation of Predecessor external reinsurance arrangements for all policies and Predecessor internal reinsurance, i.e. treaties with LMC, for all policies issued after January 1, 2003, and that you have not incorporated the effects of the new reinsurance arrangements in the pro forma adjustments. The presentation of the Predecessor reinsurance arrangements in the pro forma statement of operations instead of the continuing impact of the Company`s current reinsurance arrangements does not appear to comply with the objectives of Article
11.  Please revise or advise us.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 38

10. We note your response to comment 47. Please explain in detail why the areas you identified as not comparable to your predecessor are such. Although, you have explained with specificity why your net premiums are not comparable, simply stating that the amounts were different does not provide meaningful disclosure. For the other aspects you identified such as investment income, service income and service fees, please include a discussion, including the reasons, for why these areas are not comparable.

Key Financial Measures, page 40

11. We note your independent actuaries provide you with a point estimate for your ultimate unpaid loss and loss adjustment expense liabilities. Please expand your disclosure to include both quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables effecting the estimation of your loss reserves would have on reported results, financial position and liquidity.

12. Please revise your disclosures to clarify the average amount in unpaid loss and loss adjustment expenses per open claim as of September 30, 2004. Your disclosure of 1,087 open claims results in approximately $47,300 in unpaid loss and loss adjustment expenses per open claim.

13. Please refer to your loss ratio disclosures. The relationship between your definition of the key financial measure, loss ratio, and the related amounts shown in the Results of Operations, is unclear. Please clarify this disclosure. Explain whether premiums earned are determined on an accident year or a financial reporting basis, how the prior accident year ratio relates to re-estimates of loss and loss adjustment expenses made in subsequent years and why the current accident year ratio is reduced by claims service income. Link this explanation to the loss ratios shown in the Results of Operations and losses and loss adjustment expenses incurred shown in the table, Reconciliation of Unpaid Loss and Loss Adjustment Expenses. Please provide us supplementally with an example of a loss ratio calculation.





Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Underwriting Expenses, page 48

14. Please expand your disclosures to clarify the reason for the increase in underwriting expenses. It appears that underwriting expenses increased at a significantly higher rate than premiums. Please clarify whether the historical underwriting and other expenses of the Predecessor include an allocation of corporate overhead and other costs incurred by the parent on its behalf. If so, please expand your disclosure in the notes to the combined financial statements of the Predecessor to describe the allocation methods used and include management`s assertion that the methodology used is reasonable. See SAB Topic 1.B.1.

Business

Distribution, page 64

15. We note your revised disclosure related to your independent insurance brokers. Please provide supplementally a discussion of how the broker bonus program originated. Are the terms of the program the same for each broker who participates, if not, who initiates the arrangement, the Company or the broker? Why are only 17 of the approximate 67 brokers whom you have relations with participating in the program?
16. Please provide supplementally, the identity of any brokers who provide in excess of 5% of the Company`s total premiums. Also, please tell us whether any of these brokers has advised you that they will be implementing a change in their fee arrangements with the Company.

Loss Reserves, pages 71-74

17. Refer to your responses to comments 55 and 56. We note that you have not discussed the implications of excluding reserve amounts related to SBIC`s Predecessor, KEIC, in the sections, Reconciliation of Loss Reserves and Loss Development Information. As a result, these sections do not adequately portray the Company`s ultimate exposure to losses arising from business previously written by KEIC and reinsured with LMC. We note your disclosure on page F-16: "in the event a reinsurer is unable to meet its obligations, the Company would be liable for losses under the agreement." We continue to believe that disclosure of the Company`s ultimate liability in these sections of the filing would be beneficial to investors and reiterate our comments.

18. We note your loss development table portrays the changes in your Predecessor`s loss reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a statutory basis. Please note that the data presented should be in accordance with GAAP. See Item 2.B of Industry Guide 6. Please revise or advise us.

19. Please reconcile the Predecessor year-end gross reserves on page 71 to the corresponding amounts shown on page 72.

20. Please refer to your revisions in response to comment 57. Please expand your disclosures to include a discussion of the factors considered by management in strengthening and then releasing reserves and its aggressive re-underwriting of the book of business.

Reinsurance, page 75

21. We note that you will be filing your excess of loss reinsurance contracts as exhibits. Please revise this section to include a discussion of the material terms of your agreements with your reinsurers. These discussions should include the following:

a. Type of policies to which the agreements apply;
b. Both parties` financial obligations under the agreements; and
c. Any other material rights and obligations of the parties;

Consolidated Financial Statements of SeaBright Insurance Holdings

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a).  Basis of Presentation, page F-8

22. Consistent with your response to comment 66, please disclose the factors used to identify your reportable segments and the basis of organization. Please refer to paragraph 26(a) of SFAS 131.
Note 16. Intangible Assets, page F-21

23. We note your revisions in response to comment 73. It appears that the value of $783,000 assigned to the income-producing capability of the renewal right assets is low compared to pro forma 2003 net income of $4.8 million disclosed on page 33. Please expand your disclosure to reconcile this apparent inconsistency and clarify the definition of the term "present worth of the net economic benefit."


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Frank Wyman at (202) 942-2851 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	James S. Rowe, Esq.
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601



John G. Pasqualetto
SeaBright Insurance Holdings, Inc.
November 18, 2004
Page 1